April 16, 2020

James Moylan, Jr.
Sr. Vice President, Finance and Chief Financial Officer
CIENA CORP
7035 Ridge Road
Hanover, MD 21076

       Re: CIENA CORP
           Form 10-K for the Fiscal Year Ended November 2, 2019
           Filed on December 20, 2019
           File No. 1-36250

Dear Mr. Moylan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 2, 2019

Item 8. Financial Statements and Supplemental Data
General, page 60

1. Please revise your future filings to present your financial statements, including your primary financial statements as well as the notes thereto, and all other financial information in the filings as of and for the periods ended on the actual dates on which your fiscal years and quarterly periods end. In addition, revise the face of your Forms 10-K and
      10-Q in future periods to correctly indicate the actual dates on which your fiscal years and quarterly periods end.
 James Moylan, Jr.
FirstName LastNameJames Moylan, Jr.
CIENA CORP
Comapany NameCIENA CORP
April 16, 2020
Page 16,
April 2 2020 Page 2
FirstName LastName
Item 9A. Controls and Procedures
Report of Management on Internal Control Over Financial Reporting, page 108

2. Please confirm that your management performed its assessment and concluded on the effectiveness of your internal control over financial reporting as of November 2, 2019 and revise this report in future filings to assess and conclude on the effectiveness of your internal control over financial reporting as of the actual date on which your fiscal year ends. We note that your auditors have correctly audited and opined on the effectiveness of your internal control over financial reporting as of November 2, 2019.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at (202) 551-3732 or Martin James, Senior Advisor, at
(202) 551-3671 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing